Filed Pursuant To Rule 433

Registration No. 333-180974

April 21, 2014

ETFs hold clues for gold, copper, coffee outlooks

Commodity exchange-traded products flows start to rebound

By Myra P. Saefong, MarketWatch

Posted April 18, 2014

SAN FRANCISCO (MarketWatch) — The commodity sector has rallied this year, but a close look at the performance among individual exchange-traded funds show that interest in coffee may have topped, hope for a rebound in copper remains elusive and gold’s still a wild card.

Performance among commodity exchange-traded products, of which ETFs are a part, can offer useful guidance for investors looking to place bets on the next asset winner or flee from potential losers.

Key indexes tracking commodity prices have gained 9% or more year to date, with the Thomson Reuters/Jeffries CRB index (NYE:XX:CRY) and the Dow Jones-UBS Commodity Index (DJI:XX:DJUBS) each trading roughly around their highest levels in more than a year. So far, they’re poised for their first yearly gains in four, led by strength in coffee (NYE:KCN4).

The whole commodity exchange-traded products (ETPs) space, which includes ETFs and exchange-traded notes (ETNs), saw fund outflows of $30 billion in 2013, according to Tom Lydon, editor ETFtrends.com.

But the first quarter of this year saw inflows of $444.7 million for total commodity ETPs, with gold, silver and agriculture — the sub-sectors that comprise the commodity asset class — the bigger gainers, he said, based off BlackRock flow data.

In contrast, broad-market commodity ETPs did well last year, with inflows of $117.6 million, but they suffered from net outflows of $484.1 million in the first quarter.

Among the broad commodity ETFs, the PowerShares DB Commodity Index Tracking Fund (NAR:DBC) saw $190 million in asset outflows so far this year, Lydon said.

“Investors are not content with broad-commodity exposure,” he said. They are “getting selective, such as focusing on agriculture instead of the broader commodities asset classes that encompass metals and energy as well.”

Best and worst performers

Taking a look at individual commodity ETPs offers clues on what investors are focused on and maybe even how they expect certain commodities to perform going forward.

Prices for ICE coffee futures have rallied by more than 80% year to date, and that has certainly fueled an interest in coffee ETPs.

In fact, ETF.com lists two coffee-related ETNs as the top performers among commodity ETPs year to date: the iPath Dow Jones-UBS Coffee Total Return ETN (NAR:JO) with a return of about 89% and the iPath Pure Beta Coffee ETN (NAR:CAFE) with a return of 83%.

“Coffee is facing something of a perfect storm right now: Brazil is coming off the end of a massive drought which has hurt production and meteorologists are currently predicting an El Niño winter, which would cause heavy rains and flooding,” analysts at ETF.com said. That could cause heavy rains and flooding — “potentially damaging next year’s crop as well.”

But Nitesh Shah, research analyst at ETF Securities, said the price spike may be overdone.

“We believe that there was an over-reaction and expect prices to fall to $1.55 a pound from current levels of around $1.87,” he said.

Investors sold $264 million of their long coffee ETP holdings in February and March, according to ETF Securities. Outflows from coffee ETPs in the first quarter show that many investors also “believe that prices have topped out,” said Shah.

Among the worst performers have been copper ETPs.

Year to date, copper futures (CNS:HGN4) have lost 10%, while the United States Copper ETF (NAR:CPER) has seen returns down a bit more for the period.

The three worst commodity ETP performers this year all track copper futures, data from ETF.com show. The iPath Dow Jones-UBS Copper Total Return ETN (NAR:JJC) has seen a nearly 11% drop in returns while the iPath Pure Beta Copper ETN (NAR:CUPM) has seen returns fall more than 9%.

The drop in copper prices can be “tracked back to concerns about slowing growth in China, which is the largest consumer of the industrial metal,” said ETF.com analysts. But shrinking demand isn’t the only issue; China banks commonly accept copper as collateral for loans.”

“Should default rates rise, we might see these banks taking possession of large amounts of copper and subsequently dumping it on the market,” they said.

Gold and silver

Gold and silver ETPs aren’t among the top five best commodity ETP performers this year, but first-quarter performance offers a look into investors’ thoughts.

The SPDR Gold Trust (NAR:GLD) , the world’s largest gold-backed exchange-traded fund, saw inflows in February of 2014 — its first month of inflows since December 2012, according to David Mazza, vice president and head of ETF Investment Strategy for State Street Global Advisors.

That may indicate that “investors are beginning to reassess the role that gold can play in a portfolio,” he said. With over 40 elections around the globe this year, “some investors may be concerned with the impact that geopolitical risk can have on traditional asset classes and look to gold (CNS:GCM4) to help provide ballast should markets continue to see greater volatility than in 2013.”

ETFtrends.com’s Lydon, who’s also president of investment advisory firm Global Trends Investments, pointed out that gold ETPs in the first quarter saw inflows of $730.5 million and silver ETPs saw inflows of $170.7 million.

Silver ETPs were among the few to see inflows in every month of the first quarter, following strong inflows in 2013, data from ETF Securities show.

Year to date, ETF.com show inflows of $187 million for the iShares Silver Trust ETF (NAR:SLV)

It appears that investors view the silver price (CNS:SIK4) around the $20-an-ounce level as a “good entry point and with silver often viewed as a high beta version of gold, improved sentiment towards the gold prices is causing investors to build positions in silver ETPs,” said Nick Brooks, head of research and investment strategy at ETF Securities, in a note.

But whether that improved sentiment on gold will last is uncertain.

“Gold is the wild card,” said ETF Securities’ Shah. “Expectations of higher global interest rates and a strong U.S. dollar as the U.S. economy recovers should weigh on performance and therefore investor enthusiasm.”

Then again, “the conflict in Ukraine has served as a cogent reminder of the insurance quality of gold investments,” he said.

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